WSFS Financial Corporation                            838 Market Street
                                                      Wilmington, Delaware 19801
                                                      www.wsfsbank.com



October 18, 2006



Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
Washington, D.C.  20549

Dear Mr. Cline:

         This letter is in response to your comment letter dated September 6, 2006 in which you reviewed the information filed by WSFS Financial Corporation ("WSFS" or the "Company") with the commission on August 3, 2006.

         For your convenience, the comment from your letter is repeated below in italics. The Company's response is provided below your comment.

Notes to Consolidated Financial Statements
------------------------------------------

20.  Accounting for Derivative Instruments and Hedging, page 58
---------------------------------------------------------------

     1. We note your response to our previous comment 1. In your response, you state that you are relying on DIG G13 in determining that amounts recorded in OCI related to your previous hedging relationship should not be reclassified into earnings even though you have refinanced your hedged item in 2005. The "5 year borrowing program" described in DIG G13 refers to hedging the variability in cash flow payments arising from debt issuances not specifically identified that are a part of a funding program. Your hedged item is specifically identified in your document as "the cash flows of the $50 million in trust preferred floating debt." Because you refinanced this debt, the payments on this particular debt are no longer probable of occurring. Therefore, amounts recorded in OCI related to this hedging relationship should have been reclassified into earnings upon refinance of your debt in 2005. Please revise your financial statements accordingly.


         We understand that your office reached the above conclusion after considering the guidance contained in DIG G13 and the Company's documentation prepared in January 2000 referring to "the cash flows of the $50 million" in trust preferred debt, rather than the cash flows of a $50 million debt program. As a result, the amount recorded in Accumulated Other Comprehensive Income ("OCI") should have been recorded through earnings at the time we refinanced that security.

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

         The Company intends to revise its financial statements, including recording the amounts recorded in OCI into earnings in accordance with your letter. This revision will be made prospectively because it is immaterial to the results of current and previous periods.

         To determine materiality, we looked to guidance promulgated in Staff Accounting Bulletin-99 (SAB 99). This guidance discusses the quantitative and qualitative factors needed to analyze materiality.

         Quantitative analysis requires us to look at the impact of the change on our financial statements in 2005 and 2006.

         The table below presents total uncorrected items (net of tax), including the effect of not reclassifying amounts in OCI into earnings at the time of the refinance of the Trust Preferred debt in the June 30, 2005 quarter for the periods indicated. It also compares these items to reported earnings and the percent of the potential adjustment to those earnings

                                                              % of  Net   % of 2005
                                    Total          Net        Income for     Net
                                 Differences      Income      the period   Income
                                 -----------      ------      ----------   ------
     For the year ended:
     December 31, 2005           $ (106,961)  $ 27,856,000       0.37%      0.37%

     For the quarters ended:
     June 30, 2005                  (51,354)     6,566,000       0.78%      0.18%
     September 30, 2005             (89,597)     7,407,000       1.21%      0.32%
     December 31, 2005               36,990      7,093,000       0.52%      0.13%



                                                              % of  Net   % of 2006
                                    Total          Net        Income for   YTD Net
                                 Differences      Income      the period   Income
                                 -----------      ------      ----------   ------
     For the quarters ended:
     March 30, 2006                  17,263      7,341,000       0.24%      0.12%
     June 30, 2006                   17,264      7,498,000       0.23%      0.12%


          As is evident from the table above, differences for fiscal year 2005 are not quantitatively material to fiscal year 2005 results. Additionally, no quarterly differences are material to fiscal year 2005 results or for the first two quarters of 2006. As of the date of this letter we have not publicly reported earnings for the third quarter of 2006 and have not included these figures as a result. We have concluded, however, the difference will not be material to those earnings.

         For banks, materiality is also quantitatively measured by comparing the adjustment to total assets and total capital. Since the amount at issue is already included in both totals (through OCI as opposed to earnings), there is no effect on total assets or total capital. Therefore, from a quantitative standpoint, we have concluded the correction is not material to the Company's financial statements.

         From a qualitative standpoint, SAB 99 details several considerations that may have a bearing on the analysis of our materiality. Those points, and our discussions follow.

          o whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

               In our case, the amount in OCI and our earnings are relatively precise in their measurement.

          o whether the misstatement masks a change in earnings or other trends

               When we refinanced our trust preferred securities, we took a charge to earnings related to unamortized costs associated with the issuance of that security. As a result, earnings decreased sequentially. This additional amount would not have masked a change in earnings or any other trends.

          o whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise

               The charge related to refinancing our trust preferred securities (mentioned above) had already decreased earnings below analysts' expectations during the quarter. Our analysts did not respond negatively to this charge and recognized it as a positive economic decision. This item would have further decreased earnings. We believe the analysts would have also discounted the significance of the reclassification out of OCI.

          o    whether the misstatement changes a loss into income or vice versa

               Our earnings would have shown income either with or without this charge.

          o whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability

               This charge is at the larger of the two segments of the Company and is immaterial when compared to that segment as well.

          o whether the misstatement affects the registrant's compliance with regulatory requirements

               This charge does not affect our compliance with regulatory requirements.

          o whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements

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

               This charge does not affect our compliance with loan covenants or
               contractual   requirements.   With  or  without  this  item,  our
               well-capitalized regulatory capital classification is unchanged.

          o    whether   the   misstatement   has  the   effect  of   increasing
               management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

               Failing to take the charge did not have the effect of increasing management's compensation.

          o whether the misstatement involves concealment of an unlawful transaction.

               The failure to take the charge did not involve the concealment of an unlawful transaction.

         From both a quantitative and qualitative standpoint, we do not believe this adjustment to be material. Consequently, in the third quarter of 2006 the Company will record a charge to earnings for $267,000 to account for this adjustment

         We hope the foregoing has been fully responsive to your comment letter. Please feel free to contact me at (302) 571-6833 or at sfowle@wsfsbank.com if you need additional information or clarification.


Sincerely,

/s/Stephen A. Fowle

Stephen A. Fowle
Executive Vice President and Chief Financial Officer



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